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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    FORM 4                     Washington, DC. 20549

--------------         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[ ]  Check this box if no longer                         OMB APPROVAL
     subject to Section 16.  Form 4 or           OMB Number            3235-0287
     Form 5 obligations may continue.            Expires:      December 31, 2001
     See Instruction 1(b).                       Estimated average burden
                                                 hours per response..........0.5

(Print or Type Responses)
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1. Name and Address of Reporting     2. Issuer Name and Ticker or Trading Symbol
   Person*
                                          Latin American Casinos, Inc. (LACI)
     Augustine Fune, LP                      (Nasdaq National Market)
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   (Last)    (First)   (Middle)      3. IRS or Social       4. Statement for
                                        Security               Month/Year
                                        Number of Reporting
      141 W. Jackson, Suite 2182        Person (Voluntary)     December 2000
--------------------------------------                       -------------------
              (Street)

          Chicago, IL 60604
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(City)        (State)       (Zip)

5. If Amendment,
   Date of Original
   (Month/Year)


6. Relationship of                             7. Individual or Joint/Group
   Reporting Person to Issuer                     Filing (Check Applicable Line)
    (Check all applicable)
                                                   ___  Form filed by One
                                                        Reporting Person
    ___  Director         _X_ 10% Owner            _X_  Form filed by More than
    ___  Officer (give    ___ Other (specify            One Reporting Person
                 title            below)
                 below)

    --------------------------------------

   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security      2. Trans-      3. Trans-     4. Securities Acquired    5. Amount of     6. Ownership    7. Nature of
   Instr. 3)                 action         action        (A) or Disposed of        Securities       Form:           Indirect
                             Date           Code          (D) (Instr. 3, 4          Beneficially     Direct (D)      Beneficial
                             (Month/        (Instr. 8)    and 5)                    Owned at End     or Indirect     Ownership
                             Day/           ------------------------------------    of Month         (I)             (Instr. 4)
                             Year)                               (A) or             (Instr. 3 and    (Instr. 4)
                                            Code   V     Amount  (D)     Price      4)
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
Common Stock                12/07/00          X           325,000  A    $1.25      325,000               D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                            (Over)
                                                                                                                   SEC 1474 (3-99)

Form 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative   2.  Conver-   3.  Trans-   4.  Trans-   5.  Number of   6.  Date Exercisable   7.  Title and Amount
    Security                  sion or       action       action       Derivative      and Expiration         of Underlying
    (Instr. 3)                Exercise      Date         Code         Securities      Date (Month/Day/       Securities
                              Price of      (Month/      (Instr.      Acquired (A)    Year)                  (Instr. 3 and 4)
                              Deri-         Day/         8)           or Disposed     ------------------------------------------
                              vative        Year)                     of (D)           Date    Expira-      Title        Amount or
                              Security                                (Instr. 3, 4     Exer-    tion                     Number of
                                                                      and 5)          cisable   Date                     Shares
                                                      ----------------------------
                                                       Code   V       (A)      (D)
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
Option to Buy Common Stock    $1.75         12/7/00    X                     325,000  Immed.               Common Stock     325,000
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6% Convertible Debentures     $1.75         12/14/00   P            $800,000          Immed.   6/13/01     Common Stock     457,143
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6% Convertible Debentures     $1.75         12/14/00   P            $500,000          Immed.   6/13/01     Common Stock     285,174
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6% Convertible Debentures     $1.75         12/14/00   P            $50,000           Immed.   6/13/01     Common Stock      28,517
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Warrant to Buy Common Stock   $1.75         12/14/00   P            1,500,000         Immed.               Common Stock   1,500,000
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Warrant to Buy Common Stock   $1.75         12/12/00   P            45,000            Immed.               Common Stock      45,000
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
8.  Price       9.  Number         10.  Ownership      11.  Nature
    of              of Deriv-           Form of             of
    Deriv-          ative               Derivative          Indirect
    ative           Secu-               Security;           Bene-
    Secu-           rities              Direct (D)          ficial
    rity            Bene-               or Indirect         Own-
    (Instr.         ficially            (I)                 ership
    5)              Owned               (Instr. 4)          (Instr. 4)
                    at End
                    of Month
                    (Instr. 4)
--------------------------------------------------------------------------------
                            0             D
--------------------------------------------------------------------------------
$800,000              457,143             D
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$500,000              285,174             D(1)
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 $50,000               28,517             D(2)
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   (5)              1,500,000             D(3)
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   (6)                 45,000             D(4)
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Explanation of Responses:
(1) Beneficially owned solely by Brian Porter.
(2) Beneficially owned solely by David M. Matteson.
(3) Beneficially owned by all joint filers, through certain trusts controlled by them.
(4) Beneficially owned solely by David M. Matteson.
(5) Received by a related party to the joint filers from the Issuer in exchange for services rendered.
(6) Received by David M. Matteson from the Issuer in exchange for services rendered.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           Augustine Fund, LP
                           by Augustine Capital Management, LLC, general partner by John T. Porter, President

                            /s/  John Porter                    January 12, 2001
                            --------------------------          ---------------
                           **  Signature of Reporting Person    Date

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                                                          Page 2

FORM 4 (CONTINUED)                 Additional Reporting Persons

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Additional Reporting Person and Address:

Each of the following additional filers is a general partner, officer or director of Augustine Fund, L.P., and may be deemed to have a pecuniary interest in the shares of Common Stock and the Debentures and Warrants beneficially owned by Augustine Fund, L.P.

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Augustine Capital Management, LLC
141 W. Jackson, Suite 2182
Chicago, IL 60604
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John T. Porter
141 W. Jackson, Suite 2182
Chicago, IL 60604
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Brian D. Porter
141 W. Jackson, Suite 2182
Chicago, IL 60604
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Thomas Duszynski
141 W. Jackson, Suite 2182
Chicago, IL 60604
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David R. Asplund
141 W. Jackson, Suite 2182
Chicago, IL 60604
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David M. Matteson
141 W. Jackson, Suite 2182
Chicago, IL 60604
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         Signatures of Additional Reporting Persons:
         Dated January 12, 2001

         AUGUSTINE CAPITAL MANAGEMENT, LLC

         /s/ John T. Porter
         John T. Porter, President of general partner


         /s/ John T. Porter
         John T. Porter

         /s/ Brian D. Porter
         Brian D. Porter

         /s/ Thomas Duszynski
         Thomas Duszynski

         /s/ David R. Asplund
         David R. Asplund

         /s/ David M. Matteson
         David M. Matteson


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in this form are not required to respond unless the form displays a currently
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